Filed Pursuant to Rule 424(b)(3)

Registration No. 333-201199

CAMBRIDGE CAPITAL ACQUISITION CORPORATION

SUPPLEMENT TO THE PROXY STATEMENT/PROSPECTUS

April 16, 2015

To the Stockholders of Cambridge Capital Acquisition Corporation:

This supplement to the proxy statement/prospectus of Cambridge Capital Acquisition Corporation (“Cambridge”) is being filed in connection with a memorandum of understanding (the “Memorandum of Understanding”) regarding the settlement of a lawsuit challenging certain aspects of the transactions related to the Business Combination Agreement, dated as of December 1, 2014 (the “Merger Agreement”), by and among Cambridge, Cambridge Holdco, Inc., a Marshall Islands corporation and wholly-owned subsidiary of Cambridge (“Holdco”), Cambridge Merger Sub, Inc., a Marshall Islands corporation and a wholly-owned subsidiary of Holdco (“Merger Sub”), Parakou Tankers, Inc., a Marshall Islands corporation (“Parakou”), and, solely for the purposes of certain sections thereto, Mr. Por Liu. Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions, (i) Cambridge will be merged with and into Holdco, with Holdco surviving the Merger (the “Cambridge Merger”) and (ii) Merger Sub will be merged with and into Parakou, with Parakou surviving the Merger and becoming the wholly-owned subsidiary of Holdco (the “Parakou Merger” and, together with the Cambridge Merger, the “Mergers”). Defined terms used but not defined herein have the meanings set forth in the Registration Statement on Form S-4 of Holdco, that was declared effective on March 27, 2015 (the “S-4”), and the definitive proxy statement/prospectus that Cambridge filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2015 (the “Proxy Statement/Prospectus”). To the extent that the information in this supplement is inconsistent with the information in the Proxy Statement/Prospectus, the information in this supplement supersedes the information in the Proxy Statement/Prospectus.

Cambridge, the members of the Cambridge board of directors and Parakou have been named as defendants in a putative class action lawsuit captioned Brian Levy v. Cambridge Capital Acquisition Corp., et al., No. 2015 CA 003339. The complaint was filed in the Circuit Court of the 15th Judicial Circuit of Palm Beach County, Florida (the “Action”) by a person identifying himself as a stockholder of Cambridge.

The complaint generally alleges, among other things, that the members of the Cambridge board of directors breached their fiduciary duties to Cambridge stockholders by approving the Mergers. The complaint also alleges that there were various conflicts of interest in the transaction and that such conflicts of interest were not adequately disclosed to stockholders in the Proxy Statement/Prospectus. The Action seeks injunctive relief, damages and reimbursement of costs, among other remedies.

On April 9, 2015, the plaintiff in the Action filed a motion for a preliminary injunction seeking to enjoin temporarily the closing of the Mergers. On April 15, 2015, the circuit judge set a hearing date of April 17, 2015 for an emergency hearing on the motion for preliminary injunction.

Cambridge believes that the Action is without merit and that no further disclosure is required to supplement the Proxy Statement/Prospectus under applicable laws. However, to eliminate certain burdens, expenses and uncertainties, on April 16, 2015, defendants in the Action entered into the Memorandum of Understanding regarding the settlement of claims asserted in the Action. The Memorandum of Understanding outlines the terms of the parties’ agreement in principle to settle and release all claims which were or could have been asserted in the Action. In consideration of the settlement and release, the parties to the Action have agreed, among other things, that Cambridge will make certain supplemental disclosures to the Proxy Statement/Prospectus, all of which are set forth below. The Memorandum of Understanding contemplates that the parties will negotiate in good faith to agree upon a stipulation of settlement to be submitted to the court for approval as soon as practicable. The stipulation of settlement will be subject to customary conditions, including approval by the court, which will consider the fairness, reasonableness and adequacy of the settlement. There can be no assurance that the parties will ultimately enter into a partial settlement or that the court will approve the settlement even if the parties were to enter into such a stipulation. In that event, the proposed settlement will be null and void and of no force and effect.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Mergers, passed upon the merits of the Merger Agreement or the transactions contemplated thereby, which include the Mergers, or determined if the Proxy Statement/Prospectus, as supplemented hereby, is accurate or complete. Any representation to the contrary is a criminal offense.

SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS

In connection with the settlement of the Action, Cambridge has agreed to make these supplemental disclosures to the Proxy Statement/Prospectus. This supplemental information should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. Defined terms used but not defined below have the meanings set forth in the Proxy Statement/Prospectus.

1. The section of the Proxy Statement/Prospectus entitled “Summary of the Proxy Statement/Prospectus – The Parties – Cambridge” on page 11 is hereby amended and restated by replacing the final sentence of the third paragraph of such section of the Proxy Statement/Prospectus with the following sentences:

“Such expenses include a fee to EarlyBirdCapital of approximately $1,690,500 for acting as its investment banker in connection with the business combination, a fee to Cowen and Company, LLC of at least $800,000 for assisting Cambridge in connection with Cambridge investors (such fee is entirely contingent on the consummation of the mergers), a fee of $500,000 (which fee is contingent on the consummation of the mergers) as well as an aggregate fee amount of $53,000 (which fee is not contingent upon the consummation of the mergers) to Morpheus Securities LLC for introducing Cambridge to Parakou and for assistance in the negotiating process, and fees to Cambridge’s and Parakou’s advisors. EarlyBirdCapital, in its role as investment banker to Cambridge, has provided Cambridge with advice and assistance in reviewing potential targets with which to consummate a business combination and arranging meetings with and preparing materials for investors in connection with the consummation of the mergers, as well as providing general advice with respect to special acquisition corporation transactions.”

2. The sections of the Proxy Statement/Prospectus entitled “Summary of the Proxy Statement/Prospectus – Interests of Cambridge’s Directors and Officers in the Mergers” on pages 19-20, and “The Merger Proposal – Interests of Cambridge’s Directors and Officers in the Mergers” on pages 80-81 are hereby supplemented by adding the following bullet point and table immediately following the second bullet point on pages 19 and 80, respectively, of the Proxy Statement/Prospectus:

•	“The market value of each of the Cambridge directors’ current equity ownership in Cambridge common stock and units, based on the closing price of $9.95 per share of common stock and $10.45 per unit on the Nasdaq as of March 17, 2015, is as follows:

Directors	Common Stock	Units	Aggregate Value ($)
Benjamin Gordon	5,000	55,483	629,547
Mitchell I. Gordon	60,000	27,716	886,632
Michael J. Durham	40,000	22,173	629,708
Nathan Gantcher	60,000	44,346	1,060,416
Scott B. Laurans	60,000	44,346	1,060,416

3. The sections of the Proxy Statement/Prospectus entitled “Summary of the Proxy Statement/Prospectus – Interests of Cambridge’s Directors and Officers in the Mergers” on pages 19-20, and “The Merger Proposal – Interests of Cambridge’s Directors and Officers in the Mergers” on pages 80-81 are hereby supplemented by adding the following sentence immediately following the final sentence of the third bullet point on pages 19 and 81, respectively, of the Proxy Statement/Prospectus:

“Currently, it is anticipated that non-employee directors, such as Mr. Gordon, of Holdco following the Mergers will receive an annual retainer fee of $60,000 payable in cash, plus an annual award of RSUs pursuant to the 2014 Plan in an amount to be determined by the board of directors of Holdco in its discretion. In addition, it is anticipated that the non-employee directors will receive an additional $1,500 for each Board meeting attended in person or $1,000 for each Board meeting attended by phone. Finally, as it is anticipated that Mr. Gordon will become a member of the Audit Committee of the Holdco board of directors following the Mergers, he would receive an additional retainer of $10,000 per year for serving in such role.”

4. The section of the Proxy Statement/Prospectus entitled “The Merger Proposal – Background of the Mergers” on page 74 is hereby supplemented by replacing the second sentence of the eighth paragraph of such section of the Proxy Statement/Prospectus with the following sentence:

“Non-disclosure agreements (and trust waivers) were signed with approximately twelve of these potential targets, all of which were companies operating in the transportation and logistics end of the supply chain industry, and preliminary discussions were initiated with these potential targets, which included warehousing and distribution, freight forwarding, consumer distribution, short line railroad and building supply distribution companies, among others.”

5. The section of the Proxy Statement/Prospectus entitled “The Merger Proposal – Background of the Mergers” on page 75 is hereby supplemented by replacing first sentence of the tenth paragraph of such section of the Proxy Statement/Prospectus with the following sentences:

“Cambridge and Parakou were introduced by Mr. Geoffrey Martin, an investment banker who is currently with Morpheus Securities LLC. Mr. Mitchell I. Gordon, Cambridge’s President and Chief Financial Officer, was the President of Morpheus Securities LLC prior to joining Cambridge and had maintained relationships with members of such firm. Cambridge and Parakou met for the first time on February 24, 2014, when Benjamin Gordon, Cambridge’s Chief Executive Officer, Mr. Gordon, and Ramon Suazo, partner at BGSA, an affiliate of Benjamin Gordon and Mitchell I. Gordon, held a conference call with Por Liu, Parakou’s Chairman and Chief Executive Officer, and Peter S. Bell, Parakou’s Chief Commercial Officer, at Parakou’s New York offices.”

6. The section of the Proxy Statement/Prospectus entitled “The Merger Proposal – Background of the Mergers” on page 76 is hereby supplemented by adding the following sentence immediately following the last sentence of the twentieth paragraph of such section of the Proxy Statement/Prospectus:

“Ramon Suazo has had prior business dealings with SC&H and recommended SC&H to Cambridge’s board of directors.”

7. The section of the Proxy Statement/Prospectus entitled “The Merger Proposal – Cambridge’s Board of Directors’ Reasons for Approval of the Mergers – Parakou’s Historical Operating Performance and High Potential for Future Growth” on page 78 is hereby supplemented by adding the following sentence immediately following the first sentence of the second paragraph of such section of the Proxy Statement/Prospectus:

“Cambridge’s board of directors believes that this strategy, if successfully implemented, would likely result in an expansion of Parakou’s operating fleet, as well as corresponding increases in revenues and EBITDA with the planned addition of 20 MR product tankers by the fourth quarter of 2017.”

8. The section of the Proxy Statement/Prospectus entitled “Other Information Related to Cambridge – Introduction” on page 133 is hereby amended and restated by replacing the second sentence of such section of the Proxy Statement/Prospectus with the following:

“Cambridge’s efforts to identify a prospective target business were not limited to any particular industry or geographic region, but were focused on target businesses that operate in the supply chain industry, with an emphasis on target businesses that operate in the traditional transportation and logistics end of the supply chain industry.”

9. The section of the Proxy Statement/Prospectus entitled “Other Information Related to Cambridge – Directors, Executive Officers and Special Advisors” on page 137 is hereby supplemented by replacing the first sentence of such section of the Proxy Statement/Prospectus with the following:

“Cambridge’s current directors and executive officers, each of whom was asked to join the board of Cambridge by Mr. Benjamin Gordon, are as follows:”

10. The section of the Proxy Statement/Prospectus entitled “Other Information Related to Cambridge – Directors, Executive Officers and Special Advisors – Mitchell I. Gordon” on page 137 is hereby supplemented by adding the following sentence after the first sentence of the third paragraph of such section of the Proxy Statement/Prospectus with the following:

“ Benjamin Gordon negotiated the terms of Mr. Gordon’s employment with BGSA and Cambridge substantially concurrently.”

11. The section of the Proxy Statement/Prospectus entitled “Management of Holdco Following the Mergers” on page 197 is hereby supplemented by adding the following sentence as a new paragraph following the second paragraph of such section of the Proxy Statement/Prospectus:

“As contemplated by the merger agreement, Mr. Benjamin Gordon will serve as special advisor to the board of directors of Holdco following the mergers.”

12. The section of the Proxy Statement/Prospectus entitled “Management of Holdco Following the Mergers – Non-Executive Directors” on page 199 is hereby supplemented by adding the following sentence as a new paragraph following the final paragraph of such section of the Proxy Statement/Prospectus:

“Mr. Mitchell I. Gordon recommended Derek Zissman to serve on the board of directors of Holdco. Mr. Gordon and Mr. Zissman had a business and personal relationship prior to Mr. Gordon’s recommendation.”

13. The section of the Proxy Statement/Prospectus entitled “Executive Compensation – Compensation of Non-Employee Directors” on page 204 is hereby supplemented by adding the following sentence as a new paragraph following the last paragraph of such section of the Proxy Statement/Prospectus:

“Mr. Benjamin Gordon will receive no compensation for serving as special advisor to the board of directors of Holdco pursuant to the merger agreement.”

In addition, Cambridge is providing the supplemental information below to provide an update to stockholders and investors with respect to a change in the terms of its bareboat charter agreements with PIL, as more fully set forth below.

1. The section of the Proxy Statement/Prospectus entitled “Risk Factors – Risks Related to Parakou’s Business – We may be unable to make, or realize the expected benefits from, our intended acquisitions of product tankers and the failure to successfully implement our growth strategy through these acquisitions could adversely affect our business, financial condition and operating results” on page 41 is hereby amended and restated by replacing the fifth bullet point with the following:

“we intend to enter into ten-year bareboat charter agreements with PIL with respect to four vessels at $10,000 per day with scheduled delivery dates ranging from April to October 2016, and an option to purchase the four vessels from PIL prior to July 31, 2015 at a purchase price of $37.1 million with annual options thereafter at stipulated values.”

2. The section of the Proxy Statement/Prospectus entitled “Business of Parakou – Overview” on page 144 is hereby amended and restated by replacing the fifth bullet point with the following:

“we intend to enter into ten-year bareboat charter agreements with PIL with respect to four vessels at $10,000 per day with scheduled delivery dates ranging from April to October 2016, and an option to purchase the four vessels from PIL prior to July 31, 2015 at a purchase price of $37.1 million with annual options thereafter at stipulated values.”

3. The section of the Proxy Statement/Prospectus entitled “Business of Parakou – Expansion Fleet – Bareboat Fleet with Purchase Options” on page 149 is hereby amended and restated by replacing the first sentence with the following:

“we intend to enter into ten-year bareboat charter agreements with PIL with respect to four vessels at $10,000 per day with scheduled delivery dates ranging from April to October 2016, and an option to purchase the four vessels from PIL prior to July 31, 2015 at a purchase price of $37.1 million with annual options thereafter at stipulated values.”

4. The section of the Proxy Statement/Prospectus entitled “Certain Relationships and Related Person Transactions – Parakou – Parakou Related Person Transactions ” on page 221 is hereby amended and restated by replacing the fifth bullet point with the following:

“we intend to enter into ten-year bareboat charter agreements with PIL with respect to four vessels at $10,000 per day with scheduled delivery dates ranging from April to October 2016, and an option to purchase the four vessels from PIL prior to July 31, 2015 at a purchase price of $37.1 million with annual options thereafter at stipulated values.”

Forward-Looking Statements

This supplement to the Proxy Statement/Prospectus includes “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements and factors that may cause such differences include, without limitation, the satisfaction of the closing conditions to the Business Combination; approval of the Business Combination by Cambridge’s stockholders; Cambridge’s and Parakou’s expectations with respect to future performance, growth and anticipated acquisitions; the anticipated financial impact of the Business Combination; ability to recognize the anticipated benefits of the Business Combination; costs related to the Business Combination; volatility in charter rates and profitability; demand for shipping of refined petroleum products; global economic conditions; changes in fuel prices; geopolitical events and regulatory changes; damages to vessels; acts of piracy, political instability, terrorist or other attacks, war or international hostilities; loss of key personnel; delays in deliveries of any newbuild product tankers; difficulty managing planned growth properly; seasonal and exchange rate fluctuations; access to additional financing; changes in tax laws; weather and natural disasters; changing interpretations of generally accepted accounting principles; inquiries and investigations and related litigation; continued compliance with government regulations; the timing and resolution of the Action; and other risks and uncertainties indicated from time to time in filings with the SEC by Cambridge or Holdco. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Additional Information and Where to Find It

The proposed Business Combination will be submitted to the stockholders of Cambridge for their consideration at the special meeting of stockholders on April 22, 2015. In connection with the proposed Business Combination, Holdco has filed with the SEC the Registration Statement, which includes the Proxy Statement/Prospectus for the stockholders of Cambridge. Cambridge and Holdco urge investors, stockholders and other interested persons to read the Proxy Statement/Prospectus, as well as other documents filed with the SEC, because these documents contain important information. Such persons can also read Cambridge’s final prospectus, dated December 17, 2013, and Cambridge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, for a description of the security holdings of Cambridge’s officers and directors and of EarlyBirdCapital, Inc. (“EarlyBirdCapital”) and their respective interests as security holders in the successful consummation of the transactions described herein. Cambridge’s definitive proxy statement, as included in Holdco’s Registration Statement, was mailed to stockholders of Cambridge beginning on March 30, 2015. Stockholders may also obtain a copy of such documents, without charge, by directing a request to: Cambridge Capital Acquisition Corporation, 525 South Flagler Drive, Suite 201, West Palm Beach, Florida 33701. These documents and Cambridge’s initial public offering final prospectus and Annual Report on Form 10-K can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

EarlyBirdCapital, the managing underwriter of Cambridge’s initial public offering consummated in December 2013, is acting as Cambridge’s investment banker in the Business Combination, for which it will receive a fee. Additionally, Cowen and Company, LLC (“Cowen”) is also assisting Cambridge in connection with the Business Combination, for which it will receive a fee. Cambridge and its directors and executive officers, EarlyBirdCapital and Cowen may be deemed to be participants in the solicitation of proxies for the special meeting of Cambridge’s stockholders to be held to approve the business combination described in the Registration Statement and Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Cambridge in connection with the proposed business combination is set forth in the Registration Statement of Holdco and the Proxy Statement/Prospectus of Cambridge, each filed with the SEC on March 27, 2015. You can also find information about Cambridge’s executive officers and directors in its Annual Report on Form 10-K, which was filed with the SEC on March 3, 2015. You can obtain free copies of these documents from Cambridge using the contact information above.